FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of April 2003.
Total number of pages: 53 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

Page Number

Press release of April 25, 2003 regarding                          2

Result of   (JAPANESE GAAP) RESULTS FOR

 THE YEAR ENDED MARCH 31, 2003

Press release of April 25, 2003 regarding Upward                51

Revision on Year-end Cash Dividend Forecasts

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE YEAR ENDED MARCH 31, 2003

(FROM APRIL 1, 2002 TO MARCH 31, 2003)

CONSOLIDATED

Released on April 25, 2003

NIDEC CORPORATION

Date of Directors’ meeting for financial results: April 25, 2003

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1.

Selected Consolidated Financial Performance (from April 1, 2002 to March 31, 2003)

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Year ended March 31 Year ended March 31	Increase/Decrease
	2003	2002
Net sales	¥298,641	¥281,069	¥17,572
Percent change from the previous period	6.3%	12.8%
Operating income	22,861	16,206	6,655
Percent change from the previous period	41.1%	1.1%
Recurring profit	17,816	17,658	158
Percent change from the previous period	0.9%	(6.0%)
Net income	6,485	6,461	24
Percent change from the previous period	0.4%	(35.1%)
Net income per share, basic	100.08	101.67	(1.59)
Net income per share, diluted	¥95.66	¥97.09	(¥1.43)
Return on equity	7.2%	7.5%
Recurring profit to total assets	5.9%	5.8%
Recurring profit to net sales	6.0%	6.3%

Notes：

1.

Equity in loss of affiliates:

110 million yen for the year ended March 31, 2003

227 million yen for the year ended March 31, 2002

2.

Average number of shares issued and outstanding (consolidated):

63,565,357 shares for the year ended March 31, 2003

63,555,178 shares for the year ended March 31, 2002

3.

Change in accounting method: Not Applicable

4.

Percentage change of net sales, operating income and net income are indicated in comparison with the same previous period.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	March 31,
	2003	2002
Total assets	¥305,318	¥299,013
Shareholders’ equity	90,142	89,551
Shareholders’ equity to total assets	29.5%	29.9%
Shareholders’ equity per share	¥1,416.14	¥1,408.87

Note:

Number of shares issued and outstanding (consolidated):

63,566,081 shares at March 31, 2003

63,562,481 shares at March 31, 2002

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions )
	Year ended March 31 Year ended March 31
	2003	2002
Net cash provided by operating activities	¥29,224	¥28,758
Net cash used in investing activities	(29,168)	(25,155)
Net cash used in or provided by financing activities	(2,717)	(3,664)
Cash and cash equivalents at end of period	¥49,315	¥53,586

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 55

Number of unconsolidated subsidiaries accounted for by the equity method: 0

Number of affiliates accounted for by the equity method: 5

(5)Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 9

Number of companies excluded from consolidation: 2

Number of companies newly accounted for by the equity method: 0

Number of companies excluded from the equity method: 0

(6)

Forecast of Consolidated Financial Performance (For the year ending March 31, 2004)

	Japanese yen (Millions except per share amounts)
	Apr.1-Sept.30 2003	Apr.1,2003-Mar.31,2004
Net sales	¥150,000	¥320,000
Operating income	12,000	28,000
Recurring profit	10,500	25,000
Net income	¥5,500	13,000
Net income per share		¥202.57

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”) and 55 consolidated subsidiaries, with operations in the following four business segments: Small precision motors, Mid-size motors, Machinery and power supplies and Other, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out both domestically and overseas in the areas of product development, manufacturing and sales. Appropriate distribution networks as well as other services have been established for each business. Currently, there are also eight non-consolidated subsidiaries and five equity-method affiliates.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Manufacturing/Sales	Product	Principal Companies
Small precision DC motors Small precision fans Vibration motors Parts and material	Manufacturing	Small precision DC motors

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec High-Tech Motor (Thailand) Co., Ltd

		Small precision fans	Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited, Nidec Tosok (Vietnam) Co., Ltd.
		Vibration motors	Nidec Copal Corporation, Nidec Copal (Vietnam) Co., Ltd.
Parts and material

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation

	Sales (Domestic)		Nidec Corporation, Nidec Copal Corporation
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics Gmbh, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Nidec Taiwan Corporation

Business Segment	Manufacturing/Sales	Product	Principal Companies
Mid-size motors	Manufacturing	Home appliances and industrial use	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
		Automobiles	Nidec Corporation
	Sales (Domestic)		Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation
	Sales (Overseas)		Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
Machinery and power supplies*.	Manufacturing	Power Transmission equipment	Nidec-Shimpo Corporation
		Factory automation equipment	Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation
		Power supplies	* Nidec America Corporation
	Sales (Domestic)		Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation
	Sales (Overseas)		Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation, * Nidec America Corporation, Nidec Electronics Gmbh, Nidec (H.K.) Corporation
Other	Manufacturing and sales	Pivot assemblies	Nidec Singapore Pte. Ltd.
	Manufacturing	Automobile parts	Nidec Tosok Corporation, Nidec Tosok (Vietnam) Co., Ltd.
		Electronic parts	Nidec Copal Electronics Corporation
		Optical parts	Nidec Copal Corporation, Nidec Copal (Thailand) Corporation
	Sales (Domestic)		Nidec Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation
	Sales (Overseas)		Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd.
	International	Parts and material	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd.
	Other services	Service	Nidec Total Service Corporation

Notes: * Nidec America Corporation sold its Power Supply division to Ault Incorporated on July 14, 2002

2. MANAGEMENT POLICIES

1)

Fundamental policies

Nidec and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2)

Dividend policies

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend subject to improvements in consolidated earnings, while securing stable dividend levels.

Reserves are continually being used to strengthen management structure and for business expansion to enhance profitability.

Nidec implemented the payment of interim dividends in the amount of ￥10 per share for the six-month period ended September 30, 2002. For the year ended March 31, 2003, Nidec will increase the year-end payment of ordinary dividend per-share by ￥5, to a total of ￥15.

3)

Perspectives on lowering the minimum volume of share trading

With a view to improve stock liquidity and to expand the scope of individual shareholders, Nidec has set the minimum trading unit at 100 share and actively exercised share spilt to date, as exemplified by the one-to-two share split it implemented in May 2000.

4)

Target

Nidec’s primary target is to reach group sales of ￥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. Expansion into new business and the development of new products are another key factors to the future growth.

5)

Mid-to-long-term management strategy

A.

Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles.

B.

Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (FDB) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C.

While maintaining a leading share of the markets for precision parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

6)

 Challenges and issues

A.

Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic components is fast expanding in China, so is production of automobile parts in Vietnam. Nidec moves ahead to ensure that investments serve to shore up consolidated profitability.

B.

Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory   in the newly-built headquarter building in Kyoto, which is launching operations this May, is designed to serve as the center of Nidec’s comprehensive R&D activities with a convergence of the Company’s technical expertise. Measures to refine R&D frameworks at respective group companies are simultaneously underway, including the establishment of a Tokyo-based laboratory.

C.

Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May, Nidec will create Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. The simultaneous establishment of Investor Relations Department with a sophisticated functionality is also part of such approaches.

D.

Nidec is implementing a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of the respective company with a dose of generation changes in their top management.

7)

 Perspectives on corporate governance and the state of its implementation

Nidec places the issue of corporate governance as one of its top management priorities and has been making a consistent study on how it should work in specific terms. With an aim to enhance internal control capabilities, Nidec has clarified the basic concept and principles of compliance and risk management, and will thereby create Compliance Committee and Risk Management Committee, accompanied with their subsidiary organs, Compliance Office and Risk Management Office. These entities will be effective as of May 1, 2003. Through such rule makings and structural reforms, Nidec, as a NYSE-listed company, will establish a solid structure of compliance and highten the soundness and transparency of its management by stipulating the locus of risk-management responsibilities.

Basic Policies

A.

As for the function of Board of Directors, including the method of selecting Board Members, Nidec will abide by the ongoing definitions and practices.

B.

As for the aggregate amount of compensation paid for Board Members, Nidec will continue its current disclosure practices through its financial statements.

C.

As for Supervisory function over management, Nidec will enhance the function within the currently available structure.

D.

As for complince, Nidec will establish an independent committee governing compliance issues under the umbrella of Board of Directors, and its subsidiary organ, Compliance Office. The compliance rules will reflect the code of ethics as stipulated in the Sarbanes-Oxley Act of the U.S., creating a whistle-blowing system to protect private right of action for employees filing complaints.

Current Situation

A. Japanese Auditing System is continuously adopted, in which no less than half of the members constituting the Board of Auditors must be independent auditors.  .

B. No outside member comprises Board of Directors at present. However, Nidec recruits many talented human resources from outside and many well-experienced persons of executive ability have been selected as the board members. As for Board of Auditors, three out of four members are independent auditors today.

C. As a company with Japanese Auditing System, Nidec is not required by law to install any additional committee. However, the Company has organized  Disclosure Control Committee on its own, besides aforementioned two committees: Compliance Committee and Risk Management Committee.

D. Supervisory responsibilities are undertaken by the Board of Directors and the Board of Auditors, while executive responsibilities are borne by Management Council and Managing Directors’ Meeting.

E. Sound internal control requires clarified managerial responsibilities and highly transparent risk information. Measures taken include an upgrade of the Company’s basic risk management regulations, in line with the installation of Risk Management Committee and its subsidiary organ, Risk Management Office, both working under the auspices of Board of Directors. As for auditing of internal control,  both business and accounting audits on consoslidated bases are carried out by the Auditor’s Office on top of the ordinary audit by auditors.

F. Solutions to issues relating to a third-party involvement in the Company’s corporate governance practice necessitate a close consultation with the legal advisors and accounting auditors. With its shares traded on NYSE, Nidec recognizes the essential importance of such outside experts participating in these  issues.

3. Operating and Financial Review and Prospects

1) Overview

Fiscal 2002 began with an expectation of U.S. economic recovery. However, the global economy in general continued to stagnate or even aggravate, only with an exceptional prominence of China’s robustness. The Japanese economy also suffered from an intense deflationary spiral widespread over the nation’s entire markets. Survival race in the real economies set off massive corporate bankruptcies and job losses, making the overall picture of Japan’s economy look increasingly gloomy. In such a harsh global environment, stimulating consumer demand was a work of the greatest difficulty. The information and communication industry, Nidec’s main business terrain, closed the fiscal year without seeing any real rise in demand for consumer products and equipment investments. Given a long-standing economic stalemate, however, Nidec’s pursuit of market, technology, product for growth and progress remained intact. Its ceaseless efforts of streamlining and improving business to grow further into a company with strong world competitiveness never slowed down. While having incurred a full impact of cost burdens attributed to active investments, plummeted demand, and a plunge in sales prices triggered by desperate struggle for corporate survival, Nidec managed to achieve the financial results along the lines of its previous forecasts. Exceptions are devaluation losses on foreign currencies and stock holdings that remained unrecovered at the end of fiscal year, March 31, 2003.

The financial results for the year ended March 31, 2003 marked increases both in net sales and operating income over the previous fiscal year. Consolidated net sales increased 6.3% to ¥298,641 million, and operating income 41.1% to ¥22,861 million, compared with the year ended March 31, 2002. Consolidated recurring income and net income increased only slightly due to devaluation losses on foreign currencies of approximately ¥3,500 million. Favorable motor business brought in the large part of the income increase during the first half of the fiscal year, while respective parts businesses categorized into the Other segment became the key contributor for the second-half of the fiscal year.

Consolidated Operating Results

For the year ended March 31, 2003, total consolidated net sales increased approximately ¥17,600 million, or 6.3%, over the year ended March 31, 2002, to ¥298,641 million. Excluding devaluation losses on foreign currencies in the amount of ¥3,600 million, the increase adds up to ¥21,100 million, or 7.5%, against the consolidated net sales of ¥302,200 million. The increase mainly derives from sales of motor business equivalent of ¥14,000 million, covering approximately 80% of the total income increases. Sales of parts businesses in the Other segment increased, while those of machinery decreased compared with the year ended March 31, 2003.

The net sales fell short of the target, ¥310,000 million, which was set at the beginning of the fiscal year.

Reasons:

a) Lower demand for capital investments affecting sales of machinery and mid-size motors.

b) Sharp decrease of demand for fans used in game machines and MPU cooling units.

c) Decreases in the book sales of motors for automobile power steering systems, due to sales practice change that motors were sold separately from ECUs (Electronic Control Unit), rather than in assembled units as before.

d) Decreases in shipments and sales price of pivot assemblies.

Sales of shutters and electronic components in the Other segment, as well as those of motors for DVDs and other multimedia devices proved robust, but still fell short of compensating for the overall sales decreases.

Total consolidated operating income increased ¥6,700 million, or 41.1%, over the year ended March 31, 2002, to ¥22,861 million, for the year ended March 31, 2003. Excluding the depreciation costs of amortization of goodwill of ¥3,320 million, total consolidated operating income amounts to ¥26,181 million. The increase of ¥6,700 million in operating income mainly consists of an increase of ¥2,900 million generated from the motor business including small precision motors and mid-size motors, and of ¥2,900 million earned by parts businesses in the Other segment. The remaining ¥900 million increase comes from the machinery business. The income increases from the motor business are largely attributable to enhanced productivity in the production of HDD motors. Successful mass production of FDB motors enabled consistent cost reductions; expanded production and sales of DC motors for DVD, CD-R/RW and fan motors also served to improve overall profitability. In the Other segment, demand for digital camera shutters; electronic circuit components; pressure sensors and other electric parts; and automobile parts hovered at high levels. That high demand with comprehensive managerial efforts by group companies including the shift of production overseas contributed this increase.

Summary:

                                                     Yen in millions

Increase in operating income from the motor business:

     4,300

Start-up costs for new factories in China and accelerated

depreciation for ball bearing motors:

                   (1,000)

Devaluation losses on foreign currencies in motor business:        (400)

Income increases from the Other businesses:                    2,900

Increase in operating income from the machinery business:

       600

Decreases in amortization costs:                               300

Total

                                               ¥6,700

Consolidated recurring income increased ¥200 million, or 0.9%, to ¥17,816 million, compared with the year ended March 31, 2002. Although operating income increased ¥6,700 million from the year ended March 31, 2002, other expenses also increased mainly due to increased exchange losses of ¥5,900 million and loss on disposal of obsolete inventories of ¥1,000 million. Consolidated net income increased ¥24 million over the year ended March 31, 2002, to ¥6,485 million. Decrease  of extraordinary loss contributed to net income by ¥800 million, but corporate tax and minority interests increased ¥600 million and ¥400 million, respectively, offsetting that contribution and the ¥200 million increase in the consolidated recurring income.

Segmental information in detail is as follows:

Business Segment

a) Small Precision Motors

Net sales of small precision motors increased approximately ¥13,000 million, or 8.3%, over the year ended March 31, 2002, to ¥168,591 million for the year ended March 31, 2003. Sales of motors for HDD increased 4.2%, to approximately ¥97,717 million, as unit sales increased 14.1%. Yen-based unit price decreased by approximately 8%. Because the average yen exchange rate for the year ended March 31, 2003 rose by 2.5% against the US dollar during the same period. The U.S. dollar-based unit prices are also deemed to decrease by approximately 6%.

Net sales of other DC motors, including CD-R/RW, DVD, rose 18.7% over the year ended March 31, 2002, to ¥25,497 million, surpassing the rate of increase in HDD motor sales. Furthermore, unit sales increased at even a higher rate of approximately 35%, a level continuing for two consecutive fiscal years, while the average unit price fell 12%.

Net sales of fan motors recorded a double-digit increase of 14.4%, amounting to ¥27,374 million over the year ended March 31, 2002. Favorable sales trend for the first-half of the fiscal year contributed this increase, but demand underwent a drastic downturn during the second-half of the fiscal year.

Net sales of other small precision motors amounted to ¥18,002 million for the year ended March 31, 2003, citing a 9.2% increase relative to the year ended March 31, 2002, primarily due to increases in sales of vibration motors used in mobile phones.

b) Mid-size Motors

Net sales of mid-size motors increased by approximately ¥1,250 million, or 3.5%, over the year ended March 31, 2002, to ¥37,479 million for the year ended March 31, 2003. Sales for power steering systems increased by no less than ¥2,100 million, while sales for capital-investment related equipment slightly decreased. Operating income for this segment marked ¥495 million, bringing this segment back to profitability. The focus of this segment has been on the research and development of new motor products and cultivation of new markets for automobiles, home appliances, and industrial equipment. Successful commencement of mass-produced motor shipment for automobiles, and improved profitability in the offshore motor production for home appliances and industrial equipment served to the segment’s return to profitability. Managerial efforts conducted by Nidec Shibaura Corporation and Nidec Power Motor Corporation aiming at further cost reduction in their overseas factories proved effective.

c) Machinery and Power Supplies

Net sales of machinery and power supplies decreased ¥2,100 million, or 6.1% compared with the year ended March 31, 2002, to ¥31,763 million for the year ended March 31, 2003, ¥1,700 million of which is attributable to a move to withdraw from power supplies business in the US and Japan. With the absence of strong sign of recovery in demand for capital-investment related equipment, sales of Nidec’s machinery lineups including precision press; testers and measuring instruments; semiconductor manufacturing equipment remained barely flat or declined. However, operating income for this segment significantly increased by ¥600 million, or 41% over the year ended March 31, 2002, to ¥2,125 million for the year ended March 31, 2003. Shrunken deficit burden realized through the withdrawal from the power supplies business, together with improved management practices of the machinery business contributed to securing profits despite persistently low-pitched order entry.

d) Other

Net sales for this segment increased ¥5,400 million, or 9.8%, over the year ended March 31, 2002, to ¥60,807 million for the year ended March 31, 2003. A major part of the increase comes from sales of digital camera shutters and optical precision parts, which increased ¥5,000 million or 23%. Sales of other electronic products such as electronic circuit components and pressure sensors also increased 9%, along with a 10% increase in the sales of automobile parts. In contrast, sales of pivot assemblies significantly decreased.

Operating income for this “Other” segment increased ¥2,900 million to ¥5,801 million, doubling its amount over the year ended March 31, 2002. This results are attributable to efforts of group companies of the above mentioned products.

2) Consolidated Financial Position

The balance of cash and cash equivalents decreased ¥4,270 million from the year ended March 31, 2002 to ¥49,315 million for the year ended March 31, 2003.

For “cash flows from operating activities,” cash inflow increased ¥466 million to ¥29,224 million. The increase is mainly due to a ¥994 million increase in net income of ¥12,712 million in total before income taxes. Other positive factors contributing to the increase include the depreciation costs of ¥15,100 million, and the cost for amortization of goodwill worth ¥3,100 million. The other items are almost on balace. The source of corporate tax payment is provided “loss on devaluation of marketable securities” and “loss on sales and disposal of property, plant and equipment.”

For “cash flows from investing activities,” cash outflow increased approximately ¥4,013 million for the year ended March 31, 2002, to ¥29,168 million, for the year ended March 31, 2003. A large part of the increase consists of the acquisition costs of tangible fixed assets worth ¥25,800 million, an increase of ¥1,300 million over the year ended March 31, 2002. Other increases in expenses include a ¥1,700 million decrease in the proceeds from sales of tangible fixed assets.

For “cash flows from financing actitvities,” cash outflow amounted to ¥2,717 million, mainly due to dividend payments. A total of ¥9,800 million appropriated for the repayment of yen-based convertible bonds was financed by short-term borrowings.

3) Non-Consolidated Results

Non-consolidated net sales increased ¥4,300 million, or 3.4% over the year ended March 31, 2002, to ¥129,164 million, for the year ended March 31, 2003. With respect to net sales by business segment, net sales of small precision motors increased ¥3,500 million, or approximately 3%, over the year ended March 31, 2002, to ¥118,518 million for the year ended March 31, 2003. Net sales of mid-size motors increased ¥2,200 million, or approximately 31% over the year ended March 31, 2003, to ¥9,117 million for the year ended March 31, 2003. Excluding the decrease of ¥2,600 million incurred from yen’s appreciation, it will be a 5.5% increase in the amount of ¥6,900 million. Sales of motors for HDD decreased ¥1,800 million due to devaluation loss on foreign currencies and changes in transaction method by which products are sold to customers directly from Nidec’s overseas factories, rather than through Nidec. Net sales of other DC motors for CD-R/RW and DVD increased ¥3,400 million. Net sales of fan motors also increased ¥1,200 million.

Operating income decreased approximately ¥600 million down to ¥3,520 million. The decrease in operating income derives from an increase in sales administrative expense of ¥1600 million, which is mainly attributable to a ¥800 million increase in labor costs, and a ¥400 million increase in direct-selling costs. Recurring income decreased ¥4,000 million, down to ¥7,252 million. The decrease in recurring income results from the ¥600 million decrease in operating income, and devaluation loss on foreign currencies worth ¥2,100 million for this year ended March 31, 2003, as opposed to a ¥1,150 million gain recorded for the previous year ended March 31, 2002. Extraordinary income decreased by ¥1600 million, and extraordinary loss also decreased by ¥2,700 million, compared with the year ended March 31, 2003. Decrease in extraordinary income from the previous year was due to the absence of the ¥1600 million gain on settlement with Princeton Global Management. Decrease in extraordinary loss from the previous year was due to the decrease of  ¥700 million in loss on disposition of fixed assets, ¥900 million in loss on business restructuring, and ¥1,100 million in loss on devaluation of investment securities. As a result, income before income tax decreased over ¥2,800 million down to ¥6,288 million, and net income also decreased ¥2,350 million, or approximate 32%, down to ¥4,965 million, compared with the same period of the previous year.

4) Business forecast for the year ending March 31, 2004

The fiscal year ending March 31, 2004 began with no clear sign of economic recovery against the background of faltering political climate, leaving the future demand trend continuously unforeseeable. In the meantime, fierce competition for cutting-edge technologies has been giving birth to superb expertise in practical application of technologies and demand for new products, indicating a further market expansion. Nidec, as a worldwide technological forerunner, is poised to push for new growth defying today’s turbulent business environment. Nidec has been focusing on mass-producing its proprietary FDB motors, positioning them as an epoch-making technical innovation. Now Nidec embarks on a full-fledged FDB business on a greater scale. While upgrading its technical edge, Nidec continues to improve cost competitiveness and profitability. In terms of other business field, the parts businesses of various kinds have taken firm root, while the machinery business remains stagnated. Nidec’s priority for the year ending March 31, 2004 is placed on profitability growth across its business areas.

The following are the financials forecasts for the year ending March 31, 2004

Full year (Consolidated)

Net Sales

 ¥320,000 million  (107.2% Y/Y)

Operating Income

          ¥28,000 million  (122.5% Y/Y)

Recurring Income

          ¥25,000 million  (140.3% Y/Y)

Net Income

  ¥13,000 million  (200.5% Y/Y)

First-half (Consolidated)

Net Sales

 ¥150,000 million  (102.2% Y/Y)

Operating Income

          ¥12,000 million  (116.1% Y/Y)

Recurring Income

          ¥10,500 million  (166.1% Y/Y)

Net Income

   ¥5,500 million  (210.2% Y/Y)

Full year (Non-consolidated)

Net Sales

 ¥120,000 million  (92.9% Y/Y)

Operating Income

           ¥1,500 million  (42.6% Y/Y)

Recurring Income

           ¥5,000 million  (68.9% Y/Y)

Net Income

   ¥4,000 million  (80.6% Y/Y)

First-half (Non-consolidated)

Net Sales

  ¥55,000 million  (83.1% Y/Y)

Operating Income

             ¥300 million  (12.1% Y/Y)

Recurring Income

           ¥2,500 million  (62.0% Y/Y)

Net Income

   ¥2,000 million  (69.6% Y/Y)

Note:

With Regard To Non-Consolidated Financial Forecasts

1)

Non-consolidated financial forecasts for the year ending March 31, 2004 reflect:

a)

anticipated further shift to direct-transaction between Nidec’s overseas subsidiaries (factories) and the customers

U.S. dollar exchange rate is fixed at 115 yen. Asian currencies exchange rates are set based on this dollar–yen rate.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

4. CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2003		2002
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥49,491		¥53,807		(¥4,315)
Notes and accounts receivable	80,144		77,276		2,867
Marketable securities	266		80		186
Inventories	24,298		24,957		(659)
Deferred income taxes	4,144		2,271		1,872
Other current assets	10,176		5,797		4,378
Allowance for doubtful accounts	(550)		(505)		(45)
Total current assets	167,972	55.0	163,686	54.7	4,286
Fixed assets:
Property, plant and equipment	112,484	36.9	106,462	35.6	6,021
Buildings and structures	35,372		28,570		6,801
Machinery and vehicles	34,419		33,556		862
Tools, furniture and fixtures	11,541		11,889		(347)
Land	28,691		26,700		1,990
Construction in progress	2,459		5,744		(3,284)
Intangible assets	9,174	3.0	12,659	4.3	(3,485)
Goodwill	8,402		11,587		(3,185)
Others	771		1,071		(300)
Investments and other assets	15,673	5.1	16,189	5.4	(515)
Investment securities	7,342		8,530		(1,188)
Others	4,374		3,253		1,121
Deferred income taxes	4,608		5,021		(412)
Allowance for doubtful accounts	(651)		(615)		(36)
Total fixed assets	137,332	45.0	135,311	45.3	2,020
Deferred charges	13	0.0	15	0.0	(1)
Total assets	¥305,318	100.0	¥299,013	100.0	¥6,305

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2003		2002
	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥53,113		¥48,470		¥4,642
Short-term borrowings	65,496		59,428		6,068
Current portion of long-term debt	3,349		3,863		(514)
Current portion of convertible Bonds	5,027		9,832		(4,805)
Account payable other	11,025		7,242		3,782
Income taxes payable	3,045		4,160		(1,115)
Deferred income taxes	0		0		(0)
Accrued bonus to employees	3,325		3,188		136
Other current liabilities	8,103		7,116		987
Total current liabilities	152,485	49.9	143,303	47.9	9,182
Non-current liabilities:
Convertible bonds	9,279		14,324		(5,045)
Long-term debt	5,187		5,002		184
Deferred income taxes	1,192		1,263		(70)
Accrued severance and benefit costs	9,081		7,630		1,450
Accrued retirement benefit to directors	1,255		1,242		13
Others	811		1,139		(327)
Total non-current liabilities	26,807	8.8	30,602	10.3	(3,794)
Total liabilities	179,293	58.7	173,905	58.2	5,388
Minority interests	35,882	11.8	35,556	11.9	326
Shareholders’ equity:
Common stock	26,485	8.7	26,468	8.8	16
Additional paid-in capital	26,360	8.6	26,333	8.8	26
Land revaluation reserve	(701)	(0.2)	(700)	(0.2)	(1)
Retained earnings	44,282	14.5	39,134	13.1	5,147
Net unrealized loss on securities	(561)	(0.2)	(312)	(0.1)	(249)
Foreign currency translation adjustment	(5,656)	(1.9)	(1,364)	(0.5)	(4,292)
Treasury stock	(65)	(0.0)	(9)	(0.0)	(56)
Total shareholders’ equity	90,142	29.5	89,551	29.9	590
Total liabilities and shareholders’ equity shareholders’ equity	¥305,318	100.0	¥299,013	100.0	¥6,305

2) Consolidated Statements of Income

	Japanese yen (Millions)
	March 31,				Increase or decrease	2003/ 2002%
	2003		2002
	Amount	%	Amount	%
Net sales	¥298,641	100.0	¥281,069	100.0	¥17,572	106.3
Cost of sales	238,851	80.0	229,433	81.6	9,418	104.1
Gross profit	59,789	20.0	51,635	18.4	8,154	115.8
Selling, general and administrative expenses	36,928	12.3	35,428	12.6	1,500	104.2
Selling, general and administrative expenses	33,607		31,968		1,639	105.1
Amortization of goodwill	3,320		3,459		(139)	96.0
Operating income	22,861	7.7	16,206	5.8	6,655	141.1
Other income	2,060	0.7	4,604	1.6	(2,544)	44.7
Interest and dividend income	554		757		(203)	73.1
Amortization of goodwill	250		246		4	101.6
Foreign exchange gains, net	-		2,357		(2,357)	-
Other	1,255		1,242		13	101.0
Other expenses	7,105	2.4	3,152	1.1	3,953	225.4
Interest expenses	897		1,337		(440)	67.1
Foreign exchange loss, net	3,538		-		3,538	-
Equity in loss of affiliates	110		227		(117)	48.5
Loss on write off of inventories	1,453		463		990	313.8
NYSE listing expense	-		470		(470)	-
Other	1,105		653		452	169.2
Recurring profit	17,816	6.0	17,658	6.3	158	100.9
Extraordinary gains	211	0.1	1,901	0.7	(1,690)	11.1
Gain on sale of fixed assets	102		86		16	118.6
Gain on sale of investment in affiliates	34		49		(15)	69.4
Equity in earnings (losses) of affiliates	32		-		32	-
Gain on reversal of allowance for doubtful accounts	32		56		(24)	57.1
Recovery of loss on the investment of Princeton Notes	-		1,618		(1,618)	-
Other	9		91		(82)	9.9
Extraordinary losses	5,315	1.8	7,842	2.8	(2,527)	67.8
Loss on disposal of property, plant and equipment	1,266		2,203		(937)	57.5
Loss on write-down of investment securities	1,255		3,266		(2,011)	38.4
Recognition of unrecognized net transition obligation	1,462		1,468		(6)	99.6
Loss on restructuring business	-		403		(403)	-
Lump sum license fee	975		-		975	-
Other	354		501		(147)	70.7
Income before income taxes and minority interests	12,712	4.3	11,717	4.2	995	108.5
Income taxes (Current)	5,035	1.8	6,287	2.3	(1,252)	80.1
Income taxes (Deferred)	(1,114)	(0.5)	(2,959)	(1.1)	1,845	37.6
Minority interests in subsidiaries	2,305	0.8	1,928	0.7	377	119.6
Net income	6,485	2.2	6,461	2.3	24	100.4

3) Consolidated Statements of Retained Earnings

	Japanese yen (Millions)
	March 31		Increase (decrease)
	2003	2002
Retained earnings at beginning of year	39,134	34,539	4,595
Increase in retained earnings	33	-	33
Increase resulting from increase in consolidated subsidiaries	32	-	32
Increase resulting from decrease in affiliates accounted for by the equity method	-	-	-
Increase resulting from reversal of land revaluation reserve	1	-	1
Decrease in retained earnings	1,371	1,866	(495)
Dividend payments	1,271	1,747	(476)
Bonuses to directors	99	109	(11)
Decrease resulting from increase inconsolidated subsidiaries	-	3	(3)
Decrease resulting from decrease in consolidated subsidiaries	0	3	-
Decrease resulting from increase in affiliates accounted for by the equity method	-	0	(0)
Net income	6,485	6,461	24
Retained earnings at end of year	44,282	39,134	5,148

4) Consolidated Statements of Cash Flows

	Japanese yen (Millions)
	Year ended March 31,		Increase (decrease)
	2003	2002
Cash flows from operating activities:
Net income before income taxes and minority interests	¥12,712	¥11,717	¥994
Depreciation	15,138	13,366	1,771
Amortization of goodwill	3,070	3,212	(142)
Provision for doubtful accounts	105	(228)	334
Accrued severance and benefit cost	1,433	446	987
Provision for bonuses	163	(137)	301
Interest and dividend income	(554)	(757)	203
Interest expenses	897	1,337	(439)
Exchange (gain) loss	443	(193)	636
Equity in loss of affiliates	110	227	(117)
Loss(Gain) on sales of property, plant and equipment	30	39	(8)
Loss on disposal of property, plant and equipment	1,134	2,077	(943)
Loss on write-down of investment in securities	1,255	3,266	(2,010)
Decrease(increase) in notes and accounts receivable	(6,839)	8,433	(15,272)
Decrease(increase) in inventories	(405)	9,892	(10,298)
Increase (decrease) in notes and accounts payable	9,154	(13,359)	22,514
Loss on restructuring business	-	403	(403)
Recovery of loss on the investment of Princeton Notes	-	(1,618)	1,618
Other, net	(1,421)	(807)	(614)
Sub-total	36,430	37,318	(888)
Interest and dividend income received	557	763	(205)
Interest expenses paid	(1,119)	(1,287)	167
Recovery of loss on the investment of Princeton Notes	-	1,618	(1,618)
Income taxes paid	(6,642)	(9,654)	3,012
Net cash provided by operating activities	29,224	28,758	466
Cash flows from investing activities:
Net increase in time deposits	153	(199)	352
Payments for purchase of marketable securities	(186)	(11)	(174)
Proceeds from sales of marketable securities	157	240	(82)
Payments for purchase of property, plant and equipment	(25,806)	(24,517)	(1,288)
Proceeds from sales of property, plant and equipment	516	2,202	(1,685)
Payments for purchase of investments in securities	(1,259)	(753)	(505)
Proceeds from sale of investments in securities	120	596	(476)
Proceeds from sale of investments in affiliates	9	214	(205)
Payments for investments in affiliates	(2,193)	(2,735)	542
Proceeds from sale of investments in subsidiary excluded from consolidation	11	-	11
Disbursement of loan receivables	(275)	(209)	(65)
Collection of loan receivables	179	265	(85)
Other	(597)	(247)	(349)
Net cash used in investing activities	(29,168)	(25,155)	(4,013)
Cash flows from financing activities:			()
Increase in short-term borrowings	8,872	348	8,524
Issuance of long-term debt	5,552	3,392	2,159
Payments of long-term debt	(5,599)	(4,862)	(737)
Issuance of common stock to minority interests	273	5	267
Dividends paid	(1,271)	(1,747)	476
Payment of dividends to minority interests	(656)	(792)	135
Redemption of long-term debt	(9,832)	-	(9,832)
Other	(56)	(9)	(46)
Net cash provided by (used in) financing activities	(2,717)	(3,664)	947
Effect of exchange rate changes on cash and cash equivalents	(2,752)	1,747	(4,500)
Net increase in cash and cash equivalents	(5,413)	1,685	(7,099)
Cash and cash equivalents at beginning of year	53,586	51,925	1,660
Increase in cash and cash equivalents of the subsidiaries newly included	1,142	-	1,142
Cash and cash equivalents of the subsidiary excluded	-	(24)	24
Cash and cash equivalents at end of year	49,315	53,586	(4,270)

5) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1.

Scope of consolidation:

(1) Number of consolidated subsidiaries: 55

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

   Included in consolidation: 9

        Newly established : 4

 Nidec (New Territories) Co., Ltd., Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd.

     and Nidec (Shanghai) International Trading Co., Ltd.

        Newly consolidated because of being material as a whole: 5

 Nidec Copal Electronics (Shanghai) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd.,

     Kansai Globa Sales Co., Ltd. and Nidec System Engineering（ZheJiang） Corporation

   Excluded from consolidation: 2

Excluded from consolidation because of being merged with Nidec Corporation: 1

Nidec Electronics Corporation

Excluded from consolidation because Nidec Corporation’s share of ownership and voting rights were lowered:1

Nidec Potrans Corporation

(2) Major non-consolidated subsidiaries:

     Copal Research & Development Co., Ltd.

Reason excluded from consolidation:

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1)

Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance -Probe Co.,Ltd.

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of a contract concerning significant financial, sales and business policies decisions. The company is therefore accounted for by the equity method.

(2)

Non-consolidated subsidiary (Copal Research & Development Co., Ltd.) and affiliate (NTN-Nidec (ZheJiang) Corporation) that do not have any significant impact on consolidated net income and retained earnings and that are immaterial as a whole are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from

March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The closing date for Nidec (ZheJiang) Corporation and nine other consolidated subsidiaries is December 31. The closing date for Nidec Power Motor Corporation and its subsidiary is March 20 and the colsing date for Nidec America Corporation is March 30. With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd. and Nidec Shibaura (ZheJiang) Corporation, however, the closing date of their financial statements is adjusted to March 31 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transaction that occurs between the closing dates is adjusted for consolidation.)

4. Significant accounting standards

(1) Valuation method of major assets

A. Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value: Stated at fair value based on market price at end of the period (year  ended March 31, 2003) . (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

B. Derivatives: Stated at fair value

C. Inventories

Eighteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian)Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-one consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower of cost or market method with cost determined using the last purchase price method

(2) Method of depreciation of major depreciable assets

A. Property, plant and equipment

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

B. Intangible fixed assets

Amortization of intangible fixed assets are computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method on expected useful period  (mainly 5 years).

(3) Policy for significant provisions

A . Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

B.  Accrued bonuses to employees: Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

C. Provision for employees’ retirement benefits: Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

D. Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated at the year-end exchange rate, with revenue and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

A.Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap are accounted for as hedges, using shortcut method allowable under certain conditions.

B.Method and object of hedge

(a)

Method of hedge

Forward exchange contracts, interest swaps and interest caps

(b)

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

C. Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

D. Evaluating effectiveness of hedging activities: with regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest swap and interest cap transactions, Nidec also avoided evaluating the effectiveness at the year-end because these transactions meet criteria for an allowable shortcut method.

(7). Other important respects to preparation method of consolidated financial statements

A. Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

B. “Accounting Standards on Treasury Stock and the Reversal of Legal Reserves” (Financial Accounting Standards No.2) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

5. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are revalued as of the acquisition of control under full fair value method

6. Amortization of goodwill

Goodwill is amortized over 5 years using straight-line method.

7. Consolidated statements of retained earnings

Consolidated statements of retained earnings are prepared based on appropriation of retained earnings which were approved at the shareholders meeting and appropriated during the fiscal year.

8. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and all highly liquid investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Consolidated Balance Sheet)

1)

Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2002
Buildings and structures	¥24,755	¥24,251
Machinery and vehicles	40,021	38,652
Tools, furniture and fixtures	22,359	19,729
Total	¥87,135	¥82,633

2)

Contingent liabilities

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2002
Okaya Seiken kabushiki kaisha	¥120	¥-
Guarantee of debt for East Pacific Funding Corporation, Tokyo Branch Office	-	1,213

3)

Assets pledged as collateral and secured liabilities

	Japanese yen (Millions)
	As of March 31, 2003		As of March 31, 2002
Land	¥125	(125)	¥745	(476)
Buildings	624	(624)	1,263	(1,115)
Machinery and equipment	107	(48)	210	(161)
Tools, furniture and fixtures	4	(4)	4	(4)
Investment in securities	1,185	(-)	1,474	(-)
Total	¥2,047	(802)	¥3,699	(1,757)
Secured liabilities with respect to the foregoing:
Short-term debt	58	(-)	64	(-)
Current portion of long-term debt	534	(84)	927	(425)
Long-term debt	500	(-)	1,136	(84)
Total	¥1,092	(84)	¥2,127	(509)

Figures in parenthses are related to industrial factory foundation mortgage

(Consolidated Statements of Income)

	Japanese yen (millions)
	For the year ended March 31,
	2003	2002
Research and Development expenses included in SG&A expenses and cost of sales	¥8,487	¥8,152
Extraordinary losses Lump sum license fee	975	-

* Lump sum license fee is a payment under the agreement between Comair Rotron, Inc and us in which Comair Rotron, Inc. allows us to use its patents related to certain fan motors manufactured by us.(US$ 8 million)

(Consolidated Statements of Cash Flows)

Year ended March 31, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2003 is as follows:

Cash and band deposits

¥ 49,491 million

Time deposits with maturity over three months

(368) million

Short-term investments

192 million

Cash and cash equivalents

 ¥ 49,315 million

Year ended March 31, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2002 is as follows:

Cash and band deposits

¥53,807 million

Time deposits with maturity over three months

(221) million

Cash and cash equivalents

 ¥53,586 million

(6) CONSOLIDATED STATEMENTS OF INCOME

FOURTH QUARTER ENDED MARCH 31, 2003 AND 2002

	Japanese yen (Millions)
	Fourth quarter ended March 31				Increase or decrease	% change
	2003		2002
	Amount	% of sales	Amount	% of sales
Net sales	¥75,012	100.0	¥75,189	100.0	(¥177)	(0.2)
Cost of sales	58,818	78.4	60,761	80.8	(1,943)	(3.2)
Gross profit	16,194	21.6	14,427	19.2	1,767	12.2
Selling, general and administrative expenses	9,933	13.3	8,674	11.5	1,259	14.5
Selling, general and administrative expenses	9,106		7,807		1,299
Amortization of goodwill	827		866		(39)
Operating income	6,261	8.3	5,753	7.7	508	8.8
Other income	534	0.7	1,215	1.6	(681)	(56.0)
Interest income	61		115		(54)
Dividend income	81		63		18
Amortization of goodwill	65		84		(19)
Foreign exchange gains, net	-		550		(550)
Other, net	325		401		(76)
Other expenses	884	1.1	700	0.9	184	26.3
Interest expenses	211		274		(63)
Foreign exchange losses, net	(289)		-		(289)
Equity in loss of affiliates	23		38		(15)
NYSE listing expenses	-		186		(186)
Loss on write-off of inventory	456		30		426
Other, net	482		170		312
Recurring profit	5,911	7.9	6,268	8.4	(357)	(5.7)
Extraordinary gains	60	(0.0)	1,755	2.3	(1,695)	(96.6)
Gain on sale of fixed assets	64		68		(4)
Gain on sale of investment in affiliates	0		-		0
Equity in earnings (losses) of affiliates	9		-		9
Gain on reversal of allowance for doubtful accounts	(15)		33		(48)
Recovery of loss on the investment of Princeton Notes	-		1,618		(1,618)
Other, net	2		34		(32)
Extraordinary losses	2,644	3.5	3,205	4.3	(561)	(17.5)
Loss on disposal of property, plant and equipment	460		1,818		(1,358)
Loss on devaluation of investment securities	584		682		(98)
Recognition of unrecognized net transition obligation	366		376		(10)
Loss on restructuring business	-		54		(54)
Lump sum license fee	975		-		975
Other	256		273		(17)
Income before income taxes and minority interests	3,327	4.4	4,818	6.4	(1,491)	(30.9)
Income taxes (Current)	1,717	2.3	3,492	4.6	(1,775)	(50.8)
Income taxes (Deferred)	(1,131)	(1.5)	(2,366)	(3.1)	1,235
Minority interests in income (loss) of consolidated subsidiaries	607	0.8	1,122	1.5	(515)	(45.9)
Net income	¥2,133	2.8	¥2,569	3.4	(¥436)	(17.0)

5. SEGMENT INFORMATION

1) Business Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	(-)	¥298,641
Intersegment	4	18	6,694	490	7,208	(¥7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	¥5,801	¥26,090	(¥3,229)	¥22,861
Assets, depreciation and capital expenditure
Assets	128,171	31,883	42,166	65,237	267,458	37,860	305,318
Depreciation	10,352	1,117	756	3,010	15,237	(309)	14,927
Capital Expenditure	¥13,971	¥2,457	¥1,931	¥5,360	¥23,721	¥6,367	¥30,089

	Japanese yen (Millions)
	Year ended March 31, 2002
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥155,640	¥36,220	¥33,841	¥55,365	¥281,069	(-)	¥281,069
Intersegment	100	37	9,841	559	10,539	(¥10,539)	-
Total	155,741	36,258	43,682	55,925	291,608	(10,539)	281,069
Operating expenses	139,994	36,761	42,174	53,057	271,988	(7,126)	264,862
Operating income	¥15,747	(¥503)	¥1,507	¥2,867	¥19,619	(¥3,412)	16,206
Assets, depreciation and capital expenditure
Assets	140,228	31,073	44,181	61,724	277,207	21,805	299,013
Depreciation	8,358	919	863	2,957	13,098	137	13,235
Capital expenditure	¥20,007	¥3,184	¥825	¥3,345	¥27,364	(¥1,107)	¥26,256

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1)

Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, vibration motors, brush motors

(2)

Mid-size motors: Motors for home appliances, automobiles and industrial use

(3)

Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adapters, power transmission equipment

(4)

Other: Pivot assemblies, automobile components, electronic components, service etc.

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2003	2002
Amount of unallocated expenses included in Elimination/Corporate	¥2,673	¥2,433	Expenses derived from the overhead department of the parent company’s administration and accounting divisions

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2003	2002
Amount of unallocated assets included in Elimination/Corporate	¥44,527	¥32,692	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to administration divisions.

5.Depreciation and capital expenditures include long-term prepaid expenses and amortization of those.

2) Geographic Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	¥101,210	¥5,001	¥298,641	(-)	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(¥202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	11,834	304	13,654	138	25,931	(3,069)	22,861
Assets	¥225,034	¥4,833	¥116,711	¥1,011	¥347,590	(¥42,271)	¥305,318

	Japanese yen (Millions)
	Year ended March 31, 2002
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥174,842	¥10,749	¥89,786	¥5,689	¥281,069	(-)	¥281,069
Intersegment	75,930	979	112,121	16	189,047	(¥189,047)	-
Total	250,773	11,728	201,908	5,706	470,116	(189,047)	281,069
Operating expenses	241,230	12,340	191,394	5,567	450,533	(185,671)	264,862
Operating income	9,542	(611)	10,514	138	19,583	(3,376)	16,206
Assets	¥228,387	¥5,882	¥116,163	¥2,173	¥352,606	(¥53,593)	¥299,013

Notes:

1.

Regions are based on geographic vicinity.

2.

Main countries or region pertaining to each classification:

(1)

North America: United States

(2)

Asia: Singapore, Thailand, China, Philippines

(3)

Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31,
	2003	2002
Amount of unallocated expenses included in Elimination/Corporate	¥2,673	¥2,433	Expenses related to department of management in parent company such as general affair and accounting.

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2003	2002
Amount of unallocated assets included in Elimination/Corporate	¥44,527	¥32,692	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to department of management.

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to consolidated sales	3.1%	51.8%	2.5%	57.4%

	Japanese yen (Millions), %
	Year ended March 31, 2002
	North America	Asia	Other	Total
Overseas sales	¥10,902	¥137,633	¥7,707	¥156,243
Consolidated sales	-	-	-	281,069
Overseas sales to consolidated sales	3.9%	49.0%	2.7%	55.6%

Notes:

(1)

The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(2)

Method of classification: based on geographic vicinity

(3)

Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

(4)

Overseas sales comprise of sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

6. MARKETABLE SECURITIES

1) Held-to-Maturity Debt Securities with fair value

	Japanese yen (Millions)
	As of March 31
	2003			2002
	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance
Others	-	-	-	¥143	¥142	(¥0)
Total	-	-	-	¥143	¥142	(¥0)

2) Other Securities with fair value

		Japanese yen (Millions)
		As of March 31
		2003			2002
		Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount which is more than acquisition cost	Equity securities	¥380	¥520	¥140	¥1,121	¥1,282	¥161
	Bonds
	Corporate bonds	33	35	1	32	34	1
	Other securities	-	-	-	107	121	13
	Sub total	413	555	141	1,261	1,438	176
Securities with carrying amount which is not more or less than acquisition cost	Equity securities	5,464	4,412	(1,051)	5,688	5,008	(680)
	Bonds
	Corporate bonds	-	-	-	4	4	(0)
	Other securities	155	127	(28)	201	132	(68)
	Sub total	5,619	4,540	(1,079)	5,895	5,145	(749)
Total		¥6,033	¥5,095	(¥937)	¥7,156	¥6,583	(¥572)

3) Other marketable securities sold during the year

	Japanese yen (Millions)
	Year ended March 31
	2003	2002
Proceeds from sale	¥96	¥582
Gross realized gain	0	69
Gross realized losses	60	106

4) Major contents and carrying amount of securities not practicable to fair value

	Japanese yen (Millions )
	As of March 31
	2003	2002
Held-to-maturity bonds
Unlisted foreign bonds	¥0	¥0
Other securities
Preferred stock	500	-
Unlisted stock (excluding the over-the-counter stock)	315	429
Unlisted foreign stock	74	82
Discount bank debentures	-	9
Others	730	578

5) Redemption schedule of other securities with maturity and held-to-maturity debt securities

	Japanese yen (Millions )
	As of March 31
	2003				2002
	Within 1year	1-5years	5-10 years	Over 10 years	Within 1year	1-5 years	5-10 years	Over 10 years
Bonds
Corporate bonds	¥10	¥19	¥4	-	¥4	¥30	¥4	-
Others	-	0	-	-	153	-	-	-
Other securities	64	-	31	-	90	85	42	-
Total	¥74	¥20	¥36	-	¥247	¥115	¥46	-

7. DERIVATIVE INSTRUMENTS

Contract and Other Amounts, Fair Values and Unrealized gain or loss on Derivative transactions

As of March 31, 2003

Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
To buy
	U.S. dollars	300	303	0
	Euro	-	-	-
To sell
	U.S. dollars	-	-	-
Interest rates	Interest-rate caps	-	-	-
Total		300	303	0

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments applied for the accounting for hedging are excluded from the above amounts.

As of March 31, 2002

		Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	To buy
	U.S. dollars	-	-	-
	Euro	34	35	1
	To sell
	U.S. dollars	16	16	0
Interest rates	Interest-rate caps	3,000	0	-
Total		3,051	52	1

Notes:

1.

Fair values are calculated based on quotes from financial institutions.

2.

Derivative instruments applied for the hedge accounting are excluded from the above amounts.

8.Other

Nidec Corporation and Nidec-Shimpo Corporation signed a share exchange agreement to merge Nidec-Shimpo Corporation into a wholly-owned subsidiary of Nidec Corporation.

Share Exchange Schedule

  April 25, 2003

    • Board meetings to approve share exchange agreement.

    • Signing of share exchange agreement

  October 1, 2003

    • Share exchange

Share Exchange Ratio

	Nidec (Parent company)	Nidec-Shimpo (Wholly-owned subsidiary)
Share exchange ratio	1	0.060

Please refer to the release of “Nidec and Nidec-Shimpo Sign Share Exchange Agreement”.

NON-CONSOLIDATED FINANCIAL STATEMENTS

(YEAR ENDED MARCH 31, 2003)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: April 25, 2003

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1.

Non-Consolidated Financial Performance (from April 1, 2002 to March 31, 2003)

(1) Results of Operations

	Japanese yen (Millions unless indicated)
	Year ended March 31
	2003	2002
Net sales	¥129,164	¥124,884
Percent change from the previous period	3.4%	25.4%
Operating income	3,520	4,100
Percent change from the previous period	(14.1%)	368.0%
Recurring profit	7,252	11,242
Percent change from the previous period	(35.5%)	34.9%
Net income	4,965	7,316
Percent change from the previous period	(32.1%)	35.0%
Net income per share, basic(Yen)	¥77.04	¥115.11
Net income per share, diluted	¥73.89	¥109.80
Return on equity	5.8%	8.9%
Recurring profit to total assets	4.3%	7.0%
Recurring profit to net sales	5.6%	9.0%

Notes:

(1) Average number of shares issued and outstanding at the beginning and end of the years:

63,565,357 shares for the year ended March 31, 2003

63,555,178 shares for the year ended March 31, 2002

(2) Change in accounting method: Not-applicable

(3) Percentage change of net sales, operating income and net income are indicated in comparison with the same previous period.

(2)Dividend condition

	Japanese yen (Yen)
	Year ended March 31,
	2003	2002
Amount dividend per share (Annual)	¥25.00	¥25.00
Interim dividend per share	10.00	15.00
Year-end dividend per share	15.00	10.00
Dividend amount	¥1,589 mil.	¥1,588 mil.
Dividend payout ratio	32.5%	21.7%
Dividend to shareholders’ equity	1.8%	1.9%

(3) Financial Position

	Japanese yen (Millions, unless indicated)
	Year ended March 31,
	2003	2002
Total assets	¥168,871	¥165,253
Shareholders’ equity	88,039	84,624
Shareholders’ equity to total assets	52.1%	51.2%
Shareholders’ equity per share (Yen)	1,383.93	1,331.35

Note:

Number of shares issued and outstanding at the end of the respective years :

63,566,081 shares at March 31, 2003    63,562,,481 shares at March 31, 2002

Treasury stock 8,648 shares at March 31 ,2003  1,172 shares at March 31 , 2002

2.

Forecast of Non-Consolidated Financial Performance

(For the year ending March 31, 2004)

	Japanese yen (Millions)
	Six months ended September 30	Year ended March 31
	2003	2004
Net sales	¥55,000	¥120,000
Operating income	300	1,500
Recurring income	2,500	5,000
Net income	2,000	4,000
Dividend per share (Interim)	¥12.50	¥-
Dividend per share (Annual)	-	25.00

Reference: Forecast net income per share for the year is 61.85 yen.

10. NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2003		2002
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥18,385		¥17,590		¥795
Notes receivable	1,296		6,222		(4,926)
Accounts receivable	33,215		35,947		(2,732)
Finished products	2,194		2,358		(164)
Raw materials	19		36		(17)
Work in process	166		178		(12)
Supplies	53		55		(2)
Advances	56		65		(9)
Prepaid expenses	101		86		15
Deferred income taxes	2,409		1,529		880
Current portion of affiliates’ bond	798		-		798
Short-term loans to affiliates	3,511		2,329		1,182
Other receivables	5,801		5,545		256
Other current assets	38		24		14
Allowance for doubtful accounts	(219)		(231)		12
Total current assets	67,830	40.2	71,740	43.4	(3,910)
Fixed assets:
Tangible assets	24,562	14.5	17,375	10.5	7,187
Buildings	9,795		4,202		5,593
Structures	214		129		85
Machinery and equipment	1,531		1,706		(175)
Vehicles and delivery equipment	10		3		7
Tools, furniture and fixtures	1,525		1,040		485
Land	11,395		8,884		2,511
Construction in progress	89		1,409		(1,320)
Intangible assets	366	0.2	464	0.3	(98)
Goodwill	239		359		(120)
Patents	0		0		0
Software	72		68		4
Other intangible assets	53		35		18
Investments and other assets	76,112	45.1	75,672	45.8	440
Investment in securities	3,754		5,015		(1,261)
Investment securities of affiliates	61,779		60,796		983
Bonds issued by affiliates	-		794		(794)
Investments other than securities	375		118		257
Investment in affiliates	8,104		6,041		2,063
Bankruptcy and other claims	491		859		(368)
Long-term prepaid expenses	13		11		2
Deferred income taxes	1,971		2,687		(716)
Other (investments)	139		103		36
Allowance for doubtful accounts	(517)		(756)		239
Total fixed assets	101,041	59.8	93,512	56.6	7,529
Total assets	168,871	100.0	165,253	100.0	3,618

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2003		2002
	Amount	%	Amount	%
Current liabilities
Notes payable	¥1,104		¥4,353		(¥3,249)
Accounts payable	21,742		19,317		2,425
Short-term borrowings	29,010		20,526		8,484
Current portion of long-term debt	1,653		1,048		605
Current portion of convertible bond	5,027		9,820		(4,793)
Accrued liabilities	6,133		4,186		1,947
Accrued expenses	369		329		40
Income taxes payable	15		2,486		(2,471)
Advances received	4		1		3
Deposits received	47		158		(111)
Deferred credit	5		5		0
Accrued bonuses to employees	862		718		144
Notes payable for construction	22		9		13
Total current liabilities	65,997	39.1	62,962	38.1	3,035
Non-current liabilities
Convertible bonds	9,279		14,324		(5,045)
Long-term debt	3,821		2,455		1,366
Accrued severance and benefit costs	1,179		385		794
Accrued retirement benefit to directors	518		502		16
Other current non-current liabilities	36		-		36
Total fixed liabilities	14,834	8.8	17,666	10.7	(2,832)
Total liabilities	80,832	47.9	80,628	48.8	204
Shareholders’ equity
Common stock	26,485	15.7	26,468	16.0	17
Additional paid-in capital	26,360	15.6	26,333	15.9	27
Retained earnings	36,454	21.6	-		36,454
Legal reserve	720		720	0.4	0
Reserve for general purpose	29,050		-		29,050
Unappropriated retained earnings	6,684		-		6,684
(of which, Net income)	4,965		-		4,965
Land revaluation reserve	(701)	(0.4)	(700)	(0.4)	(1)
Retained earnings	-		32,016	19.4	(32,016)
Reserve for general purpose	-		23,450		(23,450)
Unappropriated retained earnings	-		8,566		(8,566)
(of which, Net income)	-		7,316		(7,316)
Net unrealized loss on securities	(493)	(0.3)	(205)	(0.1)	(288)
Treasury stock	(65)	(0.1)	(9)	(0.0)	(56)
Total shareholders’ equity	88,039	52.1	84,624	51.2	3,415
Total liabilities and shareholders’ equity	168,871	100.0	165,253	100.0	3,618

2) NON-CONSOLIDATED STATEMENTS OF INCOME

For the year ended March 31, 2003 and 2002

	Japanese yen (Millions)
	Year ended March 31,				Increase ( decrease)	% increase
	2003		2002
	Amount	%	Amount	%
Net sales	¥129,164	100.0	¥124,884	100.0	¥4,280	3.4
Cost of sales	115,762	89.6	112,548	90.1	3,214	2.9
Gross profit	13,401	10.4	12,335	9.9	1,066	8.6
Selling, general and administrative expenses	9,880	7.7	8,234	6.6	1,646	20.0
Operating income	3,520	2.7	4,100	3.3	(580)	(14.1)
Other income	6,431	5.0	8,336	6.7	(1,905)	(22.9)
Interest income	122		278		(156)
Dividend income	5,813		6,484		(671)
Foreign exchange gains, net	-		1,146		(1,146)
Other	495		427		68
Other expenses	2,699	2.1	1,195	1.0	1,504	125.9
Interest expenses	197		457		(260)
Interest on corporate bonds	113		113		(0)
Foreign exchange loss, net	2,109		-		2,109
NYSE listing expense	-		470		(470)
Other	279		153		126
Recurring profit	7,252	5.6	11,242	9.0	(3,990)	(35.5)
Extraordinary gains	51	0.1	1,649	1.3	(1,598)	(96.9)
Gain on sale of fixed assets	8		7		1
Gain on sale of investment in affiliates	13		23		(10)
Gain on reversal of allowance for doubtful accounts	30		-		30
Recovery of losses on the investment	-		1,618		(1,618)
Extraordinary losses	1,016	0.8	3,758	3.0	(2,742)	(73.0)
Loss on disposal of property, plant and equipment	180		917		(737)
Loss on write-down of marketable securities	766		1,868		(1,102)
Loss on restructuring business	-		896		(896)
Other	68		76		(8)
Income before income taxes	6,288	4.9	9,132	7.3	(2,844)	(31.1)
Income taxes (Current)	761	0.6	3,881	3.1	(3,120)
Income taxes (Deferred)	561	0.5	(2,065)	(1.7)	2,626
Net income	¥4,965	3.8	¥7,316	5.9	(¥2,351)	(32.1)
Retained earnings brought forward from previous period	2,270		2,203		67
Reversal of Land revaluation reserve	82		-		82
Unappropriated retained earnings from acquired company	1		-		1
Interim dividend payments	635		953		(318)
Unappropriated retained earnings for the period	¥6,684		¥8,566		(¥1,882)	(22.0)

3) Proposal for Appropriation Retained Earnings

Japanese yen (Millions)
Unappropriated profit	6,684
This will be appropriated as follows ;
Dividend payments(¥10/share)	953
Bonuses to directors and corporate auditors	68
General reserve	3,500
Retained earnings to be carried forward	2,162

Notes : Interim dividends of ¥635 million (¥10 per share ) were paid on December 11, 2002.

4) Significant accounting policy

 Valuation method of major assets

1. Securities

A. Held-to-maturity securities: Amortized cost method

B. Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

C. Other securities with fair value:

 Stated at fair value based on market price at end of the period year ended March 31, 2003.(Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

D. Other securities not practicable to fair value: Stated at cost determined using the moving average method

2. Derivatives: Stated at fair value

3. Inventories:

Finished goods, materials, work in progress: Stated at the lower of cost or market method with cost determined using the moving average method

Supplies: Stated at the lower of cost or market method with cost determined using the last purchase price method or replacement cost

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied. Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 50 years

Machinery 3 to 7 years

(2) Intangible fixed assets: Straight-line method

Amortization of goodwill is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

5. Accounting for deferred assets

Stock issuance cost: Recognized as expensed

6. Translation of foreign currencies :

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2003, with the resulting difference included in gains or losses.

7. Policy for significant provisions

(1)

Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2)

Accrued bonuses to employees: Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3)

Provision for employees’ retirement benefits: Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(4)

Provision for retirement allowances for directors and corporate auditors: Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the year.

8. Leases

Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

(1) Hedge accounting policy

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. And interest cap transactions are accounted for by allowed treatment under certain conditions.

(2) Method and object of hedge

(a) Method of hedge: Forward exchange contracts, interest caps

(b)Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities : With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same. With regard to interest cap transactions, Nidec also avoided evaluating the effectiveness at the year-end because these transactions meet criteria for an allowable shortcut method.

10. Other important respects to preparation method of financial statements

 (1) Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

(2) “Accounting Standards on Treasury Stock and the Reversal of Legal Reserves” (Financial Accounting Standards No.2) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

.

Notes to the Non-Consolidated Balance Sheets

1. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2002
Investment in securities	¥1,185	¥1,474
Secured liabilities with respect to the foregoing:
Current portion of long-term debt	450	450
Long-term debt	500	950

2.

Depreciation amount deducted from acquisition cost of tangible fixed assets

Buildings ¥26 million as of March 31, 2003 and March 31, 2002.

3.

Authorized share capital and issued and outstanding (Thousand shares)

	As of March 31, 2003	As of March 31, 2002
Authorized share capital	240,000	240,000
Issued and outstanding	63,574	63,563

4. Contingent liabilities

Our guarantees of indebtedness (mainly consists of bank loans) are as follows:

Japanese yen (Millions)
As of March 31
	2003	2002
(Group companies)
Nidec America Corporation	-	(US$ 6,000th.) 799
Nidec Electronics (Thailand) Co., Ltd.	(TB 363,983th. and US$ 23,475th.) 3,840	(TB 853,983th. and US$ 21,300th.) 5,451
Nidec Hi-Tech Motor (Thailand) Co., Ltd.	-	(US$ 200th.) 26
Nidec (Dalian) Limited	(US$ 3,000th.) 360	(US$ 6,000th.) 799
Nidec Shibaura (Zhejiang) Co., Ltd.	-	(US$ 1,101th.) 392
Nidec Philippines Corporation	(US$ 30,000th.) 3,918	(US$ 18,000th.) 2,710
Nidec Precision Philippines Corporation	880	-
Nidec Tosok (Vietnam) Co., Ltd.	(US$ 3,801th.) 456	(US$ 2,800th.) 540
(Other)
East Pacific Funding Corporation, Tokyo Branch Office	-	1,213
Total	(TB 363,983th. and US$ 60,276th.) 9,456	(TB 853,983th. and US$ 55,401th.) 11,933

Note to Non-Consolidated Statements of Income

	Japanese yen (millions)
	For the year ended March 31,
	2003	2002
Research and Development expenses included in SG&A expenses and cost of sales	¥4,643	¥3,967

Notes To Marketable Securities

As of March 31, 2003

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥42,586	¥65,279	¥22,693
Investment in affiliates	-	-	-
Total	¥42,586	¥65,279	¥22,693

As of March 31, 2002

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥42,239	¥48,707	¥6,468
Investment in affiliates	-	-	-
Total	¥42,239	¥48,707	¥6,468

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2003 in Kyoto, Japan

Nidec Announces Upward Revision on Year-end Cash Dividend Forecasts

 Nidec Corporation’s Board of Directors passed a resolution today revising the forecasts for the amount of cash dividends per share to be paid for the year ended March 31, 2003.

Reasons for Revision

   For the year ended March 31, 2002, we paid cash dividends in the annual amount of ¥25 per share, which included a commemorative dividend of ¥5 per share in conjunction with our listing on the NYSE. Our managerial focus since then has been on maintaining the equivalent dividend level, an annual amount of ¥25 per share, distributable for the year ended March 31, 2003.

   Consolidated operating income reached record high for the year ended March 31, 2003, despite the overall performance falling short of previously expected levels due to unexpected exchange rate fluctuations and other factors. With the expectation of continued income growth, we decided reward to shareholders by maintaining an annual dividend level. Thus we will increase the year-end cash dividend per share by ¥5, to a total of ¥15, making annual amount of ¥25 for the year ended March 31, 2003.

Details of Revision                                                        Yen per share

	Revised dividends forecast for the year ended March 31, 2003	Previous dividends forecast for the year ended March 31, 2003 (as of May 7, 2002)	Dividends for the year ended March 31, 2002
Interim	10	10	15
Year-end	15	10	10
Annual	25	20	25

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to our current plans, estimates, strategies and beliefs, including the dividend forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets  characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

–– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nidec Corporation By: /s/ Shigenobu Nagamori Name Shigenobu Nagamori Title: President and Chief Executive Officer Nidec Corporation Date: April 25, 2003